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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of February 2004

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X    Form 40-F_______
                                 -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                Yes _______ No  x
                                              -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

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Korea Electric Power Corporation ("KEPCO") announces its un-audited non-consolidated income statements for the fiscal year 2003 as follows. This financial information is preliminary, and subject to audit and approval by general shareholders' meeting of KEPCO.

                                                                               Unit: billion Korean Won
                                                                       2003                        2002
    Operating Revenues                                               22,398                      21,048
                            Sales of Electricity                     21,915                      20,569
                        Other Operating Revenues                        173                         147
                                 Others Business                        310                         332
    Operating Expenses                                               20,585                      19,165
                                 Purchased Power                     15,725                      14,533
                                     Labor Costs                        768                         696
                              Retirement Benefit                         89                          91
                               Maintenance Costs                        801                         793
                                    Depreciation                      1,580                       1,486
                  Commission & Consultation Fees                        434                         384
                                            Fuel                         13                           1
                                          Others                        868                         845
                                 Others Business                        308                         327
    Operating Income                                                  1,813                       1,883
    Non-Operating Income                                              2,595                       3,446
                                         FX Gain                         22                         423
              Investment Income on Equity Method                      2,124                       2,179
                                          Others                        450                         844
    Non-Operating Expenses                                            1,309                       1,001
                               Interest Expenses                        584                         628
                                         FX Loss                        206                          25
                                          Others                        519                         348
    Recurring Profit                                                  3,100                       4,328
                              Income Tax Expense                        784                       1,269
    Net Income                                                        2,316                       3,060

Purchased power from its six generating subsidiaries in 2003 was Won 14,341billion vs. Won 13,325billion in 2002. The aggregate fuel cost of all six generating subsidiaries in 2003 was Won 5,473billion in 2003 vs. Won 5,018billion in 2002. The aggregate net income of all six generating subsidiaries was Won 1,896billion in 2003, vs. Won 1,898billion in 2002.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            KOREA ELECTRIC POWER CORPORATION

                                            By:  /s/ Lee, Hi-Taek
                                            --------------------------------
                                            Name: Lee, Hi-Taek
                                            Title: Chief Financial Officer

Date: February 17, 2004